AMBEV  ANNOUNCES  THE PAYMENT OF DIVIDENDS  AND INTEREST ON OWN CAPITAL

     Sao Paulo, December 26, 2001 - COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV [NYSE: ABV, ABVc; BOVESPA: AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading beverage company, today announced the approval of the payment of dividends and interest on own capital. AmBev's Board of Directors has approved on 12/20/2001 the payment of interest on own capital, relating to the results of the second half of 2001, to be included in the payment of compulsory dividends of the fiscal year of 2001, equal to R$ 0.36200 per common ADR and R$
0.39820 per preferred ADR. Excluding the withhold income tax, the net payment of interest on own capital will be of R$ 0.30770 per common ADR and of R$ 0.33847 per preferred ADR. Additionally, the Board approved the payment of complementary dividends of R$ 0.12725 per common ADR and R$ 0.13998 per preferred ADR, which are exempt of taxes. The payments will initiate on February 19, 2002, based on the shareholder position as of December 28, 2001. After that date AmBev shares will be traded ex-dividends.


     For  additional   information,   please  contact  the  Investor   Relations
Department:    Dana    Voelzke,    phone:    (5511)    3741-7560    or   e-mail:
acdanav@ambev.com.br


                                www.ambev.com.br

     Cautionary Statement Regarding Forward-Looking Information: AmBev makes forward-looking statements in this release that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to: * the declaration or payment of dividends; * the direction of future operations; * the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities; * the implementation of AmBev's financing strategy and capital expenditure plans; * the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and * the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE). Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements. Investors should understand that several factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements.


AmBev Incorporates IBA-NE
November 2nd, 2001
Page 2



Bovespa (Sao Paulo)	AMBV4 - Preferred
			AMBV3 - Common
NYSE (New York)	ABV - Preferred
			ABVc - Common